SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                          FORM 11-K


         [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1998

                             OR

         [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from  ______  to ______

               Commission file number 1-707

               A.   Full title of the Plan:

                    Kansas City Power & Light Company
                    Cash or Deferred Arrangement
                    (Employee Savings Plus Plan)
                    (hereinafter referred to as "Plan")


               B.   Name of issuer of the securities held
                    pursuant to the Plan and the address
                    of its principal executive office:

                    Kansas City Power & Light Company
                    1201 Walnut
                    Kansas City, Missouri 64106-2124

                      Kansas City Power & Light Company
                        Cash or Deferred Arrangement
                         Employee Savings Plus Plan


                          Financial Statements and
                           Supplemental Schedules



                          CONTENTS

Report of Independent Auditors                                          1
Report of Independent Accountants                                       3

Financial Statements

Statement of Net Assets Available for Benefits with Fund
 Information as of December 31, 1998                                    4
Statement of Net Assets Available for Plan Benefits with Fund
 Information as of December 31, 1997                                    5
Statement of Changes in Net Assets Available for Benefits
 with Fund Information for the year ended December 31, 1998             6
Statement of Changes in Net Assets Available for Plan Benefits
 with Fund Information for the year ended December 31, 1997             7
Statement of Changes in Net Assets Available for Plan Benefits
 with Fund Information for the year ended December 31, 1996             8
Notes to Financial Statements                                           9


Supplemental Schedules

Schedule of Assets Held for Investment as of December 31, 1998          24
Schedule of Reportable Transactions for the year ended
 December 31, 1998                                                      25

Signatures                                                              26

Consent of Independent Auditors                                  Exhibit 1
Consent of Independent Accountants                               Exhibit 2

               Report of Independent Auditors

The Administrative Committee
Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan

We have audited the accompanying statement of net assets available for benefits of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the Plan) as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsi bility of the Plan's management. The fund information in the 1998 statement of net assets available for benefits and the 1998 statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                        /s/Ernst & Young LLP
June 11, 1999

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS


To the Administrative Committee,
Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan


We have audited the accompanying statements of net assets available for Plan benefits of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1997 and the related statements of changes in net assets available for Plan benefits for the years ended December 31, 1997 and December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1997, and the changes in net assets available for Plan benefits for the years ended December 31, 1997 and December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                        /s/PricewaterhouseCoopers LLC




June 17,1998


                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1998

(NOTE:  THE FOLLOWING TABULAR INFORMATION EXCEEDED 130 CHARACTER LIMITATION IN ITS ORIGINAL
FORMAT.  INFORMATION HAS BEEN SPLIT INTO TWO HALVES FOR THIS ELECTRONIC FILING.)

(START OF LEFT HALF OF TABLE)

                                                         Fidelity Investment Funds
                                  -------------------------------------------------------------------
                      KCPL                                           Asset
                      Stock       MIP         Puritan     Magellan   Manager    OTC        Overseas
                      Fund        Fund        Fund        Fund       Fund       Portfolio  Fund
                      -------------------------------------------------------------------------------
Assets
Investments at fair
value:
 Kansas City Power &
 Light Stock Fund,
 3,008,805 shares
 (cost $71,349,005)   $89,135,730 $        - $         - $         - $        - $        - $        -

 Fidelity Managed
 Income Portfolio,
 9,149,784 shares
 (cost $9,149,784)              -  9,149,784           -           -          -          -          -

 Fidelity Puritan Fund,
 963,225 shares (cost
 $16,270,121)                   -          -  19,258,447           -          -          -          -

 Fidelity Magellan
 Fund, 392,126 shares
 (cost $30,909,541)             -          -           -  47,434,268          -          -          -

 Fidelity Asset Manager
 Fund, 104,239 shares
 (cost $1,809,014)              -          -           -           -  1,812,232          -          -

 Fidelity OTC
 Portfolio, 117,902
 shares (cost
 $4,089,270)                    -          -           -           -          - 5,142,776           -

 Fidelity Overseas
 Fund, 66,126 shares
 (cost $2,123,243)              -          -           -           -          -          -  2,378,507

 Fidelity Blue Chip
 Growth Portfolio,
 26,171 shares
 (cost $1,222,121)              -          -           -           -          -          -          -

 Fidelity Freedom
 Income Fund, 12,177
 shares (cost
 $132,868)                      -          -           -           -          -          -          -

 Fidelity Freedom 2000,
 4,448 shares cost
 $54,697)                       -          -           -           -          -          -          -

 Fidelity Freedom 2010,
 22,115 shares (cost
 $292,034)                      -          -           -           -          -          -          -

 Fidelity Freedom 2020,
 9,601 shares (cost
 $117,271)                      -          -           -           -          -          -          -

 Fidelity Freedom 2030,
 5,359 shares (cost             -          -           -           -          -          -          -
 $67,361)

 Loans to participants          -          -           -           -          -          -          -
-------------------------------------------------------------------------------
Net assets available  $89,135,730 $9,149,784 $19,258,447 $47,434,268 $1,812,232 $5,142,776 $2,378,507
for benefits          -------------------------------------------------------------------------------
                      -------------------------------------------------------------------------------

(END OF LEFT HALF OF TABLE)

(START OF RIGHT HALF OF TABLE)


                                        Fidelity Investment Funds
                      -------------------------------------------------------------------------------
                      Blue Chip   Freedom
                      Growth      Income  Freedom Freedom  Freedom  Freedom  Loans to
                      Portfolio   Fund    2000    2010     2020     2030     Participants Total
                      -------------------------------------------------------------------------------
Assets
Investments at fair
value:
 Kansas City Power &
 Light Stock Fund,
 3,008,805 shares
 (cost $71,349,005)   $         - $     - $     - $      - $     -  $     -  $        -   $89,135,730

 Fidelity Managed
 Income Portfolio,
 9,149,784 shares
 (cost $9,149,784)              -        -       -        -       -       -           -     9,149,784

 Fidelity Puritan Fund,
 963,225 shares (cost
 $16,270,121)                   -        -       -        -       -       -           -    19,258,447

 Fidelity Magellan
 Fund, 392,126 shares
 (cost $30,909,541)             -        -       -        -       -       -           -    47,434,268

 Fidelity Asset Manager
 Fund, 104,239 shares
 (cost $1,809,014)              -        -       -        -       -       -           -     1,812,232

 Fidelity OTC
 Portfolio, 117,902
 shares (cost
 $4,089,270)                    -        -       -        -       -       -           -     5,142,776

 Fidelity Overseas
 Fund, 66,126 shares
 (cost $2,123,243)              -        -       -        -       -       -           -     2,378,507

 Fidelity Blue Chip
 Growth Portfolio,
 26,171 shares
 (cost $1,222,121)      1,318,563        -       -        -       -       -           -     1,318,563

 Fidelity Freedom
 Income Fund, 12,177
 shares (cost
 $132,868)                      -  136,097       -        -       -       -           -       136,097

 Fidelity Freedom 2000,
 4,448 shares cost
 $54,697)                       -        -  54,842        -       -       -           -        54,842

 Fidelity Freedom 2010,
 22,115 shares (cost
 $292,034)                      -        -       -  294,050       -       -           -       294,050

 Fidelity Freedom 2020,
 9,601 shares (cost
 $117,271)                      -        -       -        - 133,883       -           -       133,883

 Fidelity Freedom 2030,
 5,359 shares (cost             -        -       -        -       -  74,415           -        74,415
 $67,361)

 Loans to participants          -        -       -        -       -       -   5,887,704     5,887,704
                      -------------------------------------------------------------------------------
Net assets available   $1,318,563 $136,097 $54,842 $294,050 $133,883 $74,415 $5,887,704  $182,211,298
for benefits          -------------------------------------------------------------------------------
                      -------------------------------------------------------------------------------

[END OF RIGHT HALF]

See accompanying notes.

                                                                4


                        Kansas City Power & Light Company
               Cash or Deferred Arrangement Employee Savings Plus
                                      Plan

                   Statement of Net Assets Available for Plan
                         Benefits with Fund Information

                                December 31, 1997


                                                         Fidelity Investment Funds
                              -------------------------------------------------------------------
                 KCPL                                           Asset
                 Stock        MIP        Puritan     Magellan   Manager     OTC        Overseas   Loans to
                 Fund         Fund       Fund        Fund       Fund        Portfolio  Fund       Participants Total
                 ----------------------------------------------------------------------------------------------------------

Assets
Investments
at fair value:
 Short-term
 money market    $          - $        - $     2,242 $    2,242 $         - $        - $        - $        -   $      4,484

 Kansas City
 Power & Light
 Stock Fund,
 2,897,546
 shares (cost
 $65,323,576)      85,658,711          -            -         -           -          -          -          -     85,658,711

 Fidelity
 Managed
 Income
 Portfolio,
 8,164 shares
 (cost
 $8,164,153)                -  8,164,153           -          -           -          -          -          -      8,164,153

 Fidelity
 Puritan
 Fund, 843,587
 shares (cost
 $13,687,603)               -          -  16,348,723          -           -          -          -          -     16,348,723

 Fidelity
 Magellan
 Fund, 375,422
 shares (cost
 $27,627,240)               -          -           - 35,766,457           -          -          -          -     35,766,457

 Fidelity
 Asset
 Manager Fund,
 69,101 shares
 (cost
 $1,149,625)                -          -           -          -   1,268,009          -          -          -      1,268,009

 Fidelity OTC
 Portfolio,
 89,621 shares
 (cost
 $2,962,920)                -          -           -           -          -  2,997,828          -          -      2,997,828

 Fidelity
 Overseas
 Fund, 63,012
 shares (cost
 $1,950,196)                -          -           -           -          -          -  2,050,412          -      2,050,412
                 ----------------------------------------------------------------------------------------------------------
 Loans to                   -          -           -           -          -          -          -  5,938,460      5,938,460
 participants

Total              85,658,711  8,164,153  16,350,965  35,768,699  1,268,009  2,997,828  2,050,412  5,938,460    158,197,237
investments

Receivables:
 Money market             506        311         112          19          8          8          6          -            970
 interest
 Commission                47          -           -           -          -          -          -           -            47
 reimbursement    ---------------------------------------------------------------------------------------------------------

 Total
 receivables              553        311         112          19          8          8          6           -         1,017
                  ---------------------------------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------------
Total assets       85,659,264  8,164,464  16,351,077  35,768,718  1,268,017  2,997,836  2,050,418  5,938,460    158,198,254

Liabilities:

 Benefits
 payable to         1,581,604     14,844     149,493     490,765          -          -      9,807           -       2,246,513
 participants
                  ------------------------------------------------------------------------------------------------------------
Net assets        $84,077,660 $8,149,620 $16,201,584 $35,277,953 $1,268,017 $2,997,836 $2,040,611  $5,938,460    $155,951,741
available for     -------------------------------------------------------------------------------------------------------------
benefits          -------------------------------------------------------------------------------------------------------------


See accompanying notes.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1998

(NOTE:  THE FOLLOWING TABULAR INFORMATION EXCEEDED 130 CHARACTER LIMITATION IN ITS ORIGINAL
FORMAT.  INFORMATION HAS BEEN SPLIT INTO TWO HALVES FOR THIS ELECTRONIC FILING.)

(START OF LEFT HALF OF TABLE)

                                                                                  Fidelity Investment Funds
                                     ---------------------------------------------------------------------------
                       KCPL                                                Asset
                       Stock         MIP         Puritan      Magellan     Manager    OTC            Overseas
                       Fund          Fund        Fund         Fund         Fund       Portfolio      Fund
                       -----------------------------------------------------------------------------------------
Additions
Investment income:
 Net appreciation      $(774,899)    $      -    $  771,994   $9,714,854    $(85,805) $1,119,461     $204,113
 (depreciation) in
 fair value of
 investments

 Dividends             4,804,526            -     1,982,403    2,225,750     326,863     250,811       45,091

 Interest:
  Investments                  -      483,879             -            -           -           -            -
  Money market             2,654        1,163         1,561        1,189          50         592          162
  Loans                        -            -             -            -           -           -            -
                       -----------------------------------------------------------------------------------------
Net investment income  4,032,281      485,042     2,755,958   11,941,793     241,108   1,370,864      249,366

Contributions:
 Employee              2,866,038      711,541     1,375,165    2,460,143     230,681     606,571      304,340
 Employer              2,777,009            -             -            -           -           -            -
 Reimbursed               49,768            -             -            -           -           -            -
   commissions
 Forfeitures              11,655            -             -            -           -           -            -
                       -----------------------------------------------------------------------------------------
Total contributions    5,704,470      711,541     1,375,165    2,460,143     230,681     606,571      304,340
                       -----------------------------------------------------------------------------------------
Total additions        9,736,751    1,196,583     4,131,123   14,401,936     471,789   1,977,435      553,706


Deduction

Distribution to         2,816,108     592,159     1,097,552    1,401,007      84,132     166,486      123,766
participants

Forfeited benefits         17,871           -             -            -           -           -            -

Transfer to another        43,010           -        38,843      276,120           -      40,264       92,640
plan
                       -----------------------------------------------------------------------------------------
Total deductions        2,876,989     592,159     1,136,395    1,677,127      84,132     206,750      216,406


Loans to
participants:

 New loans             (1,327,354)    (216,356)    (347,146)    (958,384)    (32,906)    (49,081)    (31,735)

 Principal repayments   1,366,933      265,676      429,080    1,056,268      37,486     123,175      64,034
                       -----------------------------------------------------------------------------------------
                           39,579       49,320       81,934       97,884       4,580      74,094      32,299

Intrafund transfers     (1,841,271)    346,420      (19,799)    (666,378)     151,978     300,161    (31,703)
                       -----------------------------------------------------------------------------------------
Net increase             5,058,070   1,000,164    3,056,863   12,156,315     544,215   2,144,940     337,896
(decrease)

Net assets available
for benefits:
 Beginning of year      84,077,660   8,149,620   16,201,584   35,277,953   1,268,017   2,997,836   2,040,611
                       ----------------------------------------------------------------------------------------
 End of year           $89,135,730  $9,149,784  $19,258,447  $47,434,268  $1,812,232  $5,142,776  $2,378,507
                       ----------------------------------------------------------------------------------------
                       ----------------------------------------------------------------------------------------


(END OF LEFT HALF OF TABLE)

(START OF RIGHT HALF OF TABLE)

                                       Fidelity Investment Funds

                         ------------------------------------------------------------------------------------
                         Blue Chip   Freedom
                         Growth      Income   Freedom  Freedom   Freedom   Freedom   Loans to
                         Portfolio   Fund     2000     2010      2020      2030     Participants  Total
                         ------------------------------------------------------------------------------------
Additions
Investment income:
 Net appreciation        $ 91,925    $1,897   $ (326)  $ 2,042   $14,117  $ 3,205    $      -     $11,062,578
 (depreciation) in
 fair value of
 investments

 Dividends                 23,189     3,287    1,639     8,338     3,551    1,677           -       9,677,125

 Interest:
  Investments                   -         -        -         -         -        -           -         483,879
  Money market                 14         3        1        24         1      161           -           7,575
  Loans                         -         -        -         -         -        -     506,912         506,912
                         ------------------------------------------------------------------------------------
Net investment income     115,128     5,187    1,314    10,404    17,669    5,043     506,912      21,738,069

Contributions:
 Employee                  70,927     3,803    3,738     8,325     5,808   10,812           -       8,657,892
 Employer                       -         -        -         -         -        -           -       2,777,009
 Reimbursed                     -         -        -         -         -        -           -          49,768
   commissions
 Forfeitures                    -         -        -         -         -        -           -          11,655
                         ------------------------------------------------------------------------------------
Total contributions        70,927     3,803    3,738     8,325     5,808   10,812           -      11,496,324
                         ------------------------------------------------------------------------------------
Total additions           186,055     8,990    5,052    18,729    23,477   15,855     506,912      33,234,393


Deductions

Distribution to             6,937         -        -     1,532     1,548        -     174,861       6,466,088
participants

Forfeited benefits              -         -        -         -         -        -           -          17,871

Transfer to another             -         -        -         -         -        -           -         490,877
plan
                       --------------------------------------------------------------------------------------
Total deductions            6,937         -        -     1,532     1,548        -     174,861       6,974,836


Loans to
participants:

 New loans                   (700)        -        -         -   (13,675)       -   2,977,337               -

 Principal repayments      10,853       375      300     2,470     1,589    1,905  (3,360,144)              -
                       --------------------------------------------------------------------------------------
                           10,153       375      300     2,470   (12,086)   1,905    (382,807)              -

Intrafund transfers     1,129,292   126,732   49,490   274,383   124,040   56,655           -               -
                       --------------------------------------------------------------------------------------
Net increase            1,318,563   136,097   54,842   294,050   133,883   74,415     (50,756)     26,259,557
(decrease)

Net assets available
for benefits:
 Beginning of year              -         -        -         -         -        -   5,938,460     155,951,741
                       --------------------------------------------------------------------------------------
 End of year           $1,318,563  $36,097  $54,842  $294,050  $133,883   $74,415  $5,887,704    $182,211,298
                       --------------------------------------------------------------------------------------
                       --------------------------------------------------------------------------------------
(END OF RIGHT HALF OF TABLE)

See accompanying notes.




                        Kansas City Power & Light Company
                  Cash or Deferred Arrangement Employee Savings
                                    Plus Plan

                  Statement of Changes in Net Assets Available
                     for Plan Benefits with Fund Information

                          Year ended December 31, 1997


                                                        Fidelity Investment Funds
                                   ----------------------------------------------------------------------
                     KCPL                                                Asset                              Loans
                     Stock        MIP        Puritan      Magellan       Manager     OTC         Overseas   to Partic-
                     Fund         Fund       Fund         Fund           Fund        Portfolio   Fund       ipants      Total
                     --------------------------------------------------------------------------------------------------------------
Additions
Investment
income:
 Net appreciation    $2,545,025  $       -   $1,573,140     $5,046,647   $ 91,409     $(1,016)    $50,573     $     -   $ 9,305,778
 (depreciation)
 in fair value of
 investments

 Dividends            4,492,971          -     1,286,699     2,288,869    103,455     203,481      99,448           -     8,474,923
 Interest:
  Investments                 -    427,430             -             -          -           -           -           -       427,430
  Money market            3,843      2,466         1,499         1,924        116         431         200           -        10,479
  Loans                       -          -             -             -          -           -           -     590,128       590,128
  Other                     (11)         -            91         2,525        358          27           4           -         2,994
                    ---------------------------------------------------------------------------------------------------------------
Net investment
income                7,041,828    429,896     2,861,429    7,339,965     195,338     202,923     150,225     590,128    18,811,732

Contributions:
 Employee             2,853,496    730,252     1,267,863    2,293,002     158,129     523,531     371,858           -     8,198,131
 Employer             2,725,984          -             -            -           -           -           -           -     2,725,984
 Rollovers               16,923      4,790         7,185       36,825      20,780      24,636       5,642           -       116,781
 Reimbursed
 commissions             45,530          -             -            -           -           -           -           -        45,530
 Forfeitures              3,434          -             -            -           -           -           -           -         3,434
                    ---------------------------------------------------------------------------------------------------------------
Total
contributions         5,645,367    735,042     1,275,048    2,329,827     178,909     548,167     377,500           -    11,089,860
                    ---------------------------------------------------------------------------------------------------------------
Total additions      12,687,195   1,164,938    4,136,477    9,669,792     374,247     751,090     527,725     590,128    29,901,592


Deductions
Distribution to       3,037,910     626,786      585,038      979,935      17,283      42,734      23,972     155,750     5,469,408
participants

Forfeited benefits        4,714           -            -            -           -           -           -           -         4,714
                    ---------------------------------------------------------------------------------------------------------------
Total deductions      3,042,624     626,786      585,038      979,935      17,283      42,734      23,972     155,750     5,474,122

Loans to
participants:
 New loans           (1,115,831)   (184,981)    (260,539)    (852,123)     (4,007)    (48,850)    (27,277)  2,493,608             -
 Principal
 repayments           1,156,043     230,058      346,196      855,060      29,872     124,818      50,126  (2,792,173)            -
                    ---------------------------------------------------------------------------------------------------------------
                         40,212      45,077       85,657        2,937      25,865      75,968      22,849    (298,565)            -

Intrafund
transfers              (408,319)    320,547      280,395     (711,871)    129,475     383,719       6,054           -             -
                    ---------------------------------------------------------------------------------------------------------------
Net increase          9,276,464     903,776    3,917,491    7,980,923     512,304   1,168,043     532,656     135,813    24,427,470

Net assets
available for
benefits:
 Beginning of
 year                74,801,196   7,245,844   12,284,093   27,297,030     755,713   1,829,793   1,507,955   5,802,647   131,524,271
                    ---------------------------------------------------------------------------------------------------------------
 End of year        $84,077,660  $8,149,620  $16,201,584  $35,277,953  $1,268,017  $2,997,836  $2,040,611  $5,938,460  $155,951,741
                    ---------------------------------------------------------------------------------------------------------------
                    ---------------------------------------------------------------------------------------------------------------

See accompanying notes.



                        Kansas City Power & Light Company
                  Cash or Deferred Arrangement Employee Savings
                                    Plus Plan

                  Statement of Changes in Net Assets Available
                     for Plan Benefits with Fund Information

                          Year ended December 31, 1996


                                                      Fidelity Investment Funds
                                ----------------------------------------------------------------------
                   KCPL                                               Asset
                   Stock        MIP         Puritan      Magellan     Manager   OTC         Overseas    Loans to
                   Fund         Fund        Fund         Fund         Fund      Portfolio   Fund        Participants  Total
                   ---------------------------------------------------------------------------------------------------------------
Additions
Investment
income:
 Net appreciation
 (depreciation)
 in fair value of
 investments       $ 5,291,582  $         - $   199,817  $(1,219,051) $ 20,769  $   69,080  $   63,352  $        -    $  4,425,549

 Dividends           4,033,672            -   1,406,226    4,103,553    56,890     184,733      90,771           -       9,875,845

 Interest:
  Investments                -      407,767           -            -         -           -           -           -         407,767
  Money market           2,152          360         668        1,326        63         310         144           -           5,023
  Loans                      -            -           -            -         -           -           -     533,818         533,818
  Other                    418            -        (120)         186        (1)         37          (4)          -             516
                    --------------------------------------------------------------------------------------------------------------
Net investment
income               9,327,824      408,127    1,606,591   2,886,014    77,721     254,160     154,263     533,818      15,248,518

Contributions:
Employee             2,617,686      653,474    1,044,750   2,188,816   104,159     242,728     213,324           -       7,064,937
Employer             2,607,428            -          265       2,180         -           -           -           -       2,609,873
Rollovers               13,009        1,686       27,038      74,862     6,963      24,591         739           -         148,888
Reimbursed
commissions             44,193            -            -           -         -           -           -           -          44,193
Forfeitures              3,284            -            -           -         -           -           -           -           3,284
                    --------------------------------------------------------------------------------------------------------------
Total
contributions        5,285,600      655,160    1,072,053   2,265,858   111,122     267,319     214,063           -       9,871,175
                    --------------------------------------------------------------------------------------------------------------
Total additions     14,613,424    1,063,287    2,678,644   5,151,872   188,843     521,479     368,326     533,818      25,119,693

Deductions

Distribution to      2,517,196     427,468      586,695    1,056,057       326       2,175         106      95,647       4,685,670
participants
Forfeited benefits       3,269           -            -            -         -           -           -           -           3,269
                   ---------------------------------------------------------------------------------------------------------------
Total deductions     2,520,465     427,468      586,695    1,056,057       326       2,175         106      95,647       4,688,939

Loans to
participants:
New loans           (1,281,983)   (200,071)    (406,246)    (856,372)  (11,155)    (29,774)    (39,156)  2,824,757               -
Principal
repayments           1,158,221     225,852      331,625      775,993    12,937      48,993      35,412  (2,589,033)              -
                   ---------------------------------------------------------------------------------------------------------------
                      (123,762)     25,781      (74,621)     (80,379)    1,782      19,219      (3,744)    235,724               -

Intrafund transfers    742,510     (73,157)     (91,188)  (1,377,381)      939     628,499     169,778           -               -
                   ---------------------------------------------------------------------------------------------------------------
Net increase        12,711,707     588,443    1,926,140    2,638,055   191,238   1,167,022     534,254     673,895      20,430,754

Net assets
available
for benefits:
  Beginning
  of year           62,089,489   6,657,401   10,357,953   24,658,975   564,475     662,771     973,701   5,128,752     111,093,517

  End of year      $74,801,196  $7,245,844  $12,284,093  $27,297,030  $755,713  $1,829,793  $1,507,955  $5,802,647    $131,524,271
                   ---------------------------------------------------------------------------------------------------------------
                   ---------------------------------------------------------------------------------------------------------------

See accompanying notes.


                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the Plan) are valued at fair value based on quoted market prices on the last business day of the plan year. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

CONTRIBUTIONS

Contributions    from    Kansas    City   Power    &    Light    Company   (the
Company)    are   accrued   and   paid   in   the   period   in    which   they
become obligations of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain reclassification of 1997 and 1996 balances have been made to conform to the 1998 presentation. These reclassifications had no impact on net assets available for benefits.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is designed to encourage and assist employees of the Company to adopt a regular savings and investment program for long-term needs, especially retirement. The Company is the plan administrator and UMB Bank, N.A. (UMB) is the trustee. The Administrative Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.

GENERAL

The Plan is a contributory defined contribution plan available to permanent full- and part-time employees of Kansas City Power & Light Company, KLT Inc., KLT Power Inc., KLT Gas Inc. or KLT Telecom, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of
1974 (ERISA). During 1998, the Company sold KLT Power Inc. resulting in plan assets of $490,877 being transferred to another plan.

ELIGIBILITY AND EMPLOYEE CONTRIBUTIONS

Employees are immediately eligible to make elective contributions to the Plan. If the employee begins employment during the first 15 days of a month, they can begin partici-
pating   in   the   Plan   the   first  day   of   the   following   month.  If
an    employee's   first   day   of   employment   is   after   the   15th   of
the month, they are eligible to participate in the Plan the first day of the next following month.

Participants can contribute any whole percentage of their base pay from 2% to 12% (prior to April 1, 1997, the maximum
percentage    was    10%)    to    the   Plan,   except    that   contributions
may not exceed the maximum allowable under the law. The maximum individual contribution allowed for 1998 was $10,000 and for 1997 and 1996 was $9,500. Other special limitations may reduce the participant elective and Company matching
maximum       contribution       amounts      for       highly      compensated
employees.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. DESCRIPTION OF THE PLAN (CONTINUED)

COMPANY MATCHING CONTRIBUTIONS

The Company contributes an amount equal to 50% of the employee's elective contribution, not to exceed 3% of base pay as defined in the Plan. Company contributions may be made in cash, Company stock, or a combination thereof. Company contributions will at all times be invested in the common stock of the Company (see Note 6). The Company will begin matching employee contributions when the employee completes one year of service.

ROLLOVERS

Participants     may     elect     to    transfer     funds     from    another
qualified    retirement    plan   to   the   Plan,    with    permission   from
the Administrative Committee.

VESTING AND FORFEITURES

a.  Participants   are    at    all    times    100%     vested     in    their
    elective contribution and rollover accounts.

b.  Participants   who    retire    after    age    55,    die     or    become
    totally and permanently disabled while an employee of the Company are considered 100% vested in the Company-Match Account, regardless of their length of service with the Company.

Vesting     of    the    Company-Match    Account    for    participants    who
leave    the    Company   for   a   reason   other   than   death,   disability
or    retirement   is   based   on   years   of   service   for   vesting.    A
year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally all years of service with the Company are taken into account in computing years of service
for    vesting.    Participants    who   accrue    two    years   of    service
prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. DESCRIPTION OF THE PLAN (CONTINUED)

The   portion   of   the   Company-Match   Account   that   is    not    vested
is forfeited by terminating participants. Forfeitures are used to reduce future Company matching contributions. The 1998, 1997 and 1996 forfeited benefits were $17,871, $4,714 and $3,269, respectively. The Company used forfeiture credits of $11,655, $3,434 and $3,284 for 1998, 1997 and
1996, respectively, to reduce the matching contributions.

INVESTMENT OF ACCOUNTS

a.Investment     of     Elective    Contribution    and    Rollover    Accounts
  - Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following 13 investment funds:

        (i)  KCPL    STOCK   FUND   -   A   fund   designed   to    invest
             solely in the Company common stock.

       (ii)  FIDELITY    MANAGED    INCOME    PORTFOLIO    (MIP)    -     A
             collective     investment  trust   that    seeks    to    preserve
             capital    and    provide  a  competitive    level    of    income
             over time.

      (iii)  FIDELITY    PURITAN    FUND    -    A     growth     and
             income     fund     that   seeks   income   consistent     with
             preservation of capital by investing in a broadly diversified portfolio of common stock, preferred stock and bonds, including lower-quality, high-yield debt securities.

       (iv)  FIDELITY    MAGELLAN   FUND   -    A    growth    fund    that
             seeks long-term capital appreciation by investing in stocks of companies with potentially above
             average       growth      potential      and      a  corresponding
             higher level of risk.

        (v)  FIDELITY     ASSET    MANAGER     FUND     -     An     asset
             allocation fund that seeks high total return with reduced risk over the long term by investing in domestic and foreign equities, bonds and short-term instruments.

       (vi)  FIDELITY    OTC    PORTFOLIO   -   A    growth    fund    that
             seeks      long-term     capital     appreciation     by investing
             in       securities      traded      on      the  over-the-counter
             securities market.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. DESCRIPTION OF THE PLAN (CONTINUED)

      (vii) FIDELITY OVERSEAS FUND - An international growth fund that seeks long-term capital growth by investing in foreign securities that include common stock, securities convertible into common stock and debt instruments.

     (viii)  FIDELITY    BLUE    CHIP    GROWTH    PORTFOLIO    -    A
             growth    fund    that    seeks   long-term    capital  growth  by
             investing     mainly     in     common    stocks     of well-known
             and established companies.

       (ix)  FIDELITY    FREEDOM   INCOME   FUND   -   A    high    current
             income fund which also has a secondary objective, capital appreciation. The fund invests in a com-bination of Fidelity funds allocating assets according to a stable target asset allocation that emphasizes fixed income and money market funds but also includes equity funds.

       (x)  FIDELITY    FREEDOM   2000   -    A    high    total    return
            fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes
            increasingly        conservative        as        Freedom      2000
            approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

      (xi)  FIDELITY    FREEDOM   2010   -    A    high    total    return
            fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes
            increasingly        conservative        as     Freedom         2010
            approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

     (xii)  FIDELITY    FREEDOM    2020    -    A     high     total
            return fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)




2. DESCRIPTION OF THE PLAN (CONTINUED)

    (xiii)  FIDELITY    FREEDOM    2030    -    A     high     total
            return fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

b.  Investment     of    Company-Match    Account    -    This    account  will
    at    all    times    be    invested   in   the   common    stock    of the
    Company (see Note 6).

As    of    December    31,    1998,   1,892   employees   were   participating
in the Plan, 1,159 of whom were investing their elective contributions in more than one of the available options of
the     Plan.    There    were    75    employees    contributing   only     to
Fidelity MIP,
37    employees    contributing   only   to   the   Fidelity    Puritan   Fund,
148 employees contributing only to the Fidelity Magellan Fund, two employees contributing only to the Fidelity Asset Manager Fund, 18 employees contributing only to the Fidelity OTC Portfolio, three employees contributing only to the Fidelity Overseas Fund, 424 employees contributing only to the KCPL Stock Fund, one employee contributing only to the Freedom Income Fund, two employees contributing only to
Freedom     2000     Fund,    three    employees    contributing     only    to
Freedom 2010, three employees contributing only to Freedom 2020, one employee contributing only to Freedom 2030 and 16 employees contributing only to the Fidelity Blue Chip Growth Portfolio.

Participants also have the opportunity to change how their past savings in their elective and rollover accounts are invested. Participants can make such changes on a daily basis. Participants making such elections will have their fund shares sold and the proceeds transferred and fund shares purchased per their request.

The nonparticipant-directed portion of the KCPL Stock Fund consisted of 1,373,495 shares valued at $40,689,749 and 1,278,593 shares valued at $37,798,408 at December 31, 1998 and 1997, respectively.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. DESCRIPTION OF THE PLAN (CONTINUED)

ALLOCATION OF INVESTMENT INCOME

The trustee allocates investment income based on the shares held by participants in their individual accounts. Individual accounts are valued on each business day by the
trustee     to     reflect     the    current    market     value    of     the
investments.

If contributions or participant transfers received by the trustee cannot be immediately invested in the investment funds, the moneys are held in an interest-bearing UMB Money
Market    Fund.   Some   distributions   may   also   be   invested    in   the
money market fund prior to payment to the participant. Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.

TERMINATION PAYMENTS

Participants who leave the Company as a result of termination, retirement or permanent disability may receive the entire amount of their account in one lump-sum payment, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments over a period of no more than three years. Payment will commence no later than 60 days after the December 31 coinciding with or next following the date of the participant's death.

Terminated employees may elect to defer their distribution until age 62. The deferred to age 62 totals for participants not required to receive distributions in the next calendar year are $10,376,119, $9,868,502 and $8,015,135 as of
December 31, 1998, 1997 and 1996, respectively.

LOANS TO PARTICIPANTS

The    Plan    allows    participants   to   borrow   against    their   vested
account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the Plan does not provide for in-service withdrawals from elective
accounts,       rollover      accounts      or      Company-Match     Accounts.
Distributions are made only upon retirement, disability, termination of employment or death.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

An installment loan may be used for any purpose, whereas a residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are five and 15 years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.

For all loans issued through October 1989, if the participant's account balance was $20,000 or less, a maximum of 80% of the vested account balance, not to exceed $10,000, could be borrowed. If the account balance was more than
$20,000, 50% of the vested account balance, not to exceed $50,000, could be borrowed. The interest rate for these loans was based on the Fidelity GIC Group Trust interest rate of 8.31%.

For    loans    issued   after   November   1,   1989,   the   maximum   amount
that a participant can borrow is 50% of their vested account balance, not to exceed $50,000. The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.

Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which results from a death, disability, retirement or termination.

COMMISSIONS AND ADMINISTRATIVE EXPENSES

Total    1998,    1997    and   1996   commissions   were    $49,768,   $45,530
and    $44,193,    respectively,    of    which    the    Company    owed   the
Plan    $47   at   December   31,   1997.   Commissions   paid   by   the  Plan
for     purchases     and    sales    of    Company     common     stock    are
reimbursed by the Company.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Administrative  expenses are also paid by the Company.   During the years ended
December    31,    1998,    1997    and    1996,    a    net    of   $(39,969),
$14,962     and     $26,030,     respectively,     in     costs    for     the
administration   of   the   Plan   were   billed   to   the   Company  by  the
Trustee     after     deducting     plan     expense     reimbursements   from
Fidelity Investments.

RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The     trustee     is     authorized    under    contract    provisions    and
ERISA    regulations   to   invest   in   funds   under    its    control   and
in securities of the Company.

In 1998, purchases and sales in the KCPL Stock Fund under the trustee's control totaled $12,264,877 and $8,012,960, respectively. In 1997, purchases and sales in the KCPL Stock Fund under the trustee's control totaled $13,341,965 and $6,612,130, respectively.

Temporary cash balances are invested on a daily basis in short-term investment funds under the trustee's control. Although those temporary cash balances are not material to the Plan's financial statements, in 1998 there were 476
purchases       and      490      sales      totaling      $19,738,449      and
$19,742,933, respectively. There were 567 purchases and 549 sales in the UMB Money Market Fund totaling $22,918,041 and $22,851,172, respectively, in 1997.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS

The Plan's investments are held by UMB Bank, N.A. The following table presents the Plan's investments including separate identification of investments that represent 5% or more of the Plan's net assets available for benefits. During 1998, 1997 and 1996, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                       Realized and
                                        Unrealized
                                           Net
                                       Appreciation
                                      (Depreciation)     Fair Value
                                      in Fair Value       at End
                                       During Year        of Year
                                      -------------     -----------
Year ended December 31, 1998:
 Investments at fair value as
 determined by quoted market price:
  KCPL Stock Fund                      $ (774,899)     $ 89,135,730
  Fidelity Investment Funds:
   MIP Fund                                               9,149,784
   Puritan Fund                           771,994        19,258,447
   Magellan Fund                        9,714,854        47,434,268
   Asset Manager Fund                     (85,805)        1,812,232
   OTC Portfolio                        1,119,461         5,142,776
   Overseas Fund                          204,113         2,378,507
   Blue Chip Growth Portfolio              91,925         1,318,563
   Freedom Income Fund                      1,897           136,097
   Freedom 2000                              (326)           54,842
   Freedom 2010                             2,042           294,050
   Freedom 2020                            14,117           133,883
   Freedom 2030                             3,205            74,415
                                       ----------       -----------
                                       11,062,578       176,323,594

Investments at estimated fair
value:
  Loans to participants                         -         5,887,704
                                      -----------      ------------
                                      $11,062,578      $182,211,298
                                      -----------      ------------
                                      -----------      ------------

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

                                    Realized and
                                     Unrealized
                                        Net
                                    Appreciation
                                    (Depreciation)      Fair Value
                                    in Fair Value         at End
                                     During Year          of Year
                                    --------------     -------------
Year ended December 31, 1997:
 Investments at fair value as
 determined by quoted market price:
   KCPL Stock Fund                    $ 2,545,025     $  85,658,711
   Fidelity Investment Funds:
   MIP Fund                                     -         8,164,153
   Puritan Fund                         1,573,140        16,348,723
   Magellan Fund                        5,046,647        35,766,457
   Asset Manager Fund                      91,409         1,268,009
   OTC Portfolio                           (1,016)        2,997,828
   Overseas Fund                           50,573         2,050,412
   UMB Bank, N.A.                               -             4,484
                                      -----------       -----------
                                        9,305,778       152,258,777

Investments at estimated fair
value:
 Loans to participants                          -         5,938,460
                                      $ 9,305,778     $ 158,197,237
                                      -----------     -------------
                                      -----------     -------------

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

                                       Realized and
                                        Unrealized
                                            Net
                                       Appreciation
                                      (Depreciation)
                                          in Fair
                                           Value
                                         During Year
                                       --------------
Year ended December 31, 1996:
 Investments at fair value as
 determined by quoted market price:
   KCPL Stock Fund                       $5,291,582
   Fidelity Investment Funds:
     MIP Fund                                     -
     Puritan Fund                           199,817
     Magellan Fund                       (1,219,051)
     Asset Manager Fund                      20,769
     OTC Portfolio                           69,080
     Overseas Fund                           63,352
   UMB Bank, N.A.                                 -
                                       ------------
                                         $4,425,549
                                       ------------
                                       ------------
Dividend  income  earned  on  the  Plan's  investments   was
$9,677,125, $8,474,923 and $9,875,845 during the years ended
December 31, 1998, 1997 and 1996, respectively.

Interest  income  earned  on  the  Plan's  investments   was
$998,366,  $1,031,031 and $947,124 during  the  years  ended
December 31, 1998, 1997 and 1996, respectively.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 16, 1998 stating that the Plan is qualified under Section 401(1) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the last tax determination letter. However, the Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.   AMENDED  AND  RESTATED  PLAN  OF  MERGER  WITH  WESTERN
RESOURCES

A merger agreement was entered into with Western Resources on February 7, 1997. In December 1997 KCPL canceled its previously scheduled special meeting of shareholders to vote on the transaction because Western Resources advised KCPL that its investment bankers, Salomon Smith Barney, had indicated that it was unlikely that Salomon would be in a position to issue a fairness opinion. During 1997 KCPL incurred and deferred $7 million of merger-related costs that were expensed in December 1997.

On March 18, 1998, KCPL and Western Resources entered into an Amended and Restated Agreement and Plan of Merger (Amended Agreement). This Amended Agreement provides for the combination of the regulated electric utilities of KCPL and Western Resources into Westar Energy, a new company, using purchase accounting. Westar Energy would be owned approximately 80.1% by Western Resources and approximately 19.9% by KCPL shareholders. KCPL shareholders would receive for each share of KCPL's stock one share of Westar Energy common stock and a fraction of a share of Western Resources common stock. The value of any transaction to KCPL shareholders cannot be determined until closing. If Western Resources' average stock price for a twenty-day period just prior to closing is less than or equal to $29.78, either party can terminate this Amended Agreement. The Amended Agreement also requires KCPL to redeem all outstanding shares of cumulative preferred stock before consummation of the proposed transactions.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.   AMENDED AND RESTATED PLAN OF MERGER WITH WESTERN RESOURCES (CONTINUED)

If the Amended Agreement is terminated under certain circumstances and KCPL, within two and one-half years following termination, agrees to consummate a business combination with a third party that made a proposal to combine before termination, a payment of $50 million will be due Western Resources. Under certain circumstances, if KCPL determines not to consummate its merger into Westar Energy due to its inability to receive a favorable tax opinion from its legal counsel, it must pay Western Resources
$5 million. Western Resources will pay KCPL $5 million to $35 million if the Amended Agreement is terminated and all closing conditions are satisfied other than conditions relating to Western Resources receiving a favorable tax opinion from its legal counsel, favorable statutory approvals or an exemption from the Public Utility Holding Company Act of 1935.

On July 30, 1998, KCPL's and Western Resources' shareholders approved the Amended Agreement at special meetings of shareholders. However, the transaction is still subject to several other closing conditions, including:

  - approval by a number of regulatory and governmental agencies on terms and conditions which would not have a material adverse effect on the benefits anticipated by Western Resources in the merger.

     - Merger   hearings   before  the  Kansas   Corporation
       Commission (KCC) concluded on May 20, 1999.

     - Merger  hearings before the Missouri  Public  Service
       Commission (MPSC) are scheduled to begin on July 26, 1999.

     The orders in the KCC and MPSC proceedings are expected this fall.

     - The Federal Energy Regulatory Commission (FERC) hearing is schedule to begin October 25, 1999. Unless a settlement is reached with the FERC, an order is not expected until the first quarter of 2000.

  - reasonable satisfaction by Western Resources that it will be exempt from all of the provisions of the Public
     Utility  Holding Company Act of 1935 other than Section
     9(a)(2) thereof.

                      KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                         EMPLOYEE SAVINGS PLUS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.   AMENDED AND RESTATED PLAN OF MERGER WITH WESTERN RESOURCES (CONTINUED)

We cannot predict when or if the closing conditions will be met. If the merger has not closed by December 31, 1999, either party may terminate the Amended Agreement. The effect of the merger on the Plan is not known yet.

6. SUBSEQUENT EVENT

Effective January 1, 1999, the Plan was amended to allow participants who have attained the age of 55 to transfer funds in their Company-Match Account to any investment fund offered under the Plan.

7. YEAR 2000 ISSUE (UNAUDITED)

The Company determined the necessity to take certain steps to ensure that the Plan's information systems are prepared to handle year 2000 dates. Plan management took a two-phase approach. The first phase addressed internal systems to be modified or replaced to function properly. Resources were utilized to replace and modify existing software applications and to test the software and equipment for year 2000 readiness. The Company substantially has completed these readiness efforts. Costs associated with these efforts were not estimated to be significant and were paid by the Company.

For the second phase, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. The third-party service providers have indicated that they will be year 2000 compliant by mid-year 1999.
If modifications to data processing systems of either the Company or its service providers are not completed timely, the year 2000 could have a material impact on the operations of the Plan. Plan management has developed and will implement, if necessary, the appropriate contingency plans to mitigate to the extent possible the effects of any year 2000 noncompliance.

              Kansas City Power & Light Company
                Cash or Deferred Arrangement
                 Employee Savings Plan Plus

           Schedule of Assets Held for Investment

                      December 31, 1998


                                        Number
                                       of Shares
     Identity of Issuer                or Units      Cost      Current Value
----------------------------------   -----------  ------------ -------------

Corporate Stocks:
Kansas City Power & Light Company*     3,008,805  $ 71,349,005  $ 89,135,730

Registered Investment Companies:
  Fidelity Managed Income              9,149,784     9,149,784     9,149,784
  Portfolio
  Fidelity Puritan Fund                  963,225    16,270,121    19,258,447
  Fidelity Magellan Fund                 392,126    30,909,541    47,434,268
  Fidelity Asset Manager Fund            104,239     1,809,014     1,812,232
  Fidelity OTC Portfolio                 117,902     4,089,270     5,142,776
  Fidelity Overseas Fund                  66,126     2,123,243     2,378,507
  Fidelity Blue Chip Growth               26,171     1,222,121     1,318,563
    Portfolio
  Fidelity Freedom Income Fund            12,177       132,868       136,097
  Fidelity Freedom 2000                    4,448        54,697        54,842
  Fidelity Freedom 2010                   22,115       292,034       294,050
  Fidelity Freedom 2020                    9,601       117,271       133,883
  Fidelity Freedom 2030                    5,359        67,361        74,415
  Loans to participants (rates
    range from 7.75% to 12%)                   -     5,887,704     5,887,704
                                                   ------------  ------------
                                                   $143,474,034  $182,211,298
                                                   ------------  ------------
                                                   ------------  -------------
*Party-in-interest to the Plan.


                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plan Plus

                       Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                         Current
                                                                                        Value of
                                                                                        Asset on       Net
  Identity of                                Purchase       Selling        Cost       Transaction      Gain
Party Involved       Description of Asset     Price          Price       of Asset        Date         (Loss)
--------------    ------------------------- ---------     ----------    -----------   ------------  ---------
Category (iii) - Series of transactions in excess of 5% of plan assets

UMB Bank, N.A*    Money market account      $19,738,449   $         -   $19,738,449   $19,738,449   $        -

UMB Bank, N.A*    Money market account                -    19,742,933    19,742,933    19,742,933            -

UMB Bank, N.A*    Kansas City Power & Light
                  Company Stock Fund         12,264,877             -    12,264,877    12,264,877            -

UMB Bank, N.A*    Kansas City Power & Light
                  Company Stock Fund                  -     8,012,960     6,217,221     8,012,960    1,795,739

Fidelity          Fidelity Managed Income     5,566,340             -     5,566,340     5,566,340            -
Investments       Portfolio

Fidelity          Fidelity Managed Income             -     4,580,709     4,584,297     4,580,709       (3,588)
Investments       Portfolio

Fidelity          Fidelity Magellan Fund      6,931,371             -     6,931,371     6,931,371            -
Investments

Fidelity          Fidelity Magellan Fund              -     4,978,414     3,556,717     4,978,414    1,421,697
Investments

There were no category (i), (ii) or (iv) reportable transactions during 1998.

*Party-in-interest to the Plan.


                          SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings
Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  EMPLOYEE SAVINGS PLUS PLAN
                             (
                             (
                             (By: /s/B. M. Tate
                             (    B. M. Tate, Chairman
                             (
                             (
                             (    /s/F. L. Branca
                             (    F. L. Branca, Member
                             (
                             (
                             (    /s/Jeanie S. Latz
                             (    J. S. Latz, Member


June 25, 1999

                                                        Exhibit 1

                 Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58917) pertaining to the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan of Kansas City Power & Light Company of our report dated June 14, 1999, with respect to the financial statements and schedules of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                        /s/Ernst & Young LLP

Kansas City, Missouri
June 25, 1999

                                                      Exhibit 2


              Consent of Independent Accountants


We consent to the incorporation by reference in the registration statement of Kansas City Power & Light Company on Form S-8 (File No. 33-58917) of our report dated June 17, 1998, on our audits of the financial statements of Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1997, and for the years ended December 31, 1997 and 1996, which report is included in this Annual Report on Form 11-K.


                             /s/PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Kansas City, Missouri
June 25, 1999